UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Gengchen Han, Ph.D.
Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing 102206
China

Re: Origin Agritech Limited
Registration Statement on Form F-3
Filed March 17, 2024
File No. 333-277955

Dear Gengchen Han:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed March 14, 2024

Cover Page

1. We note your statement that you "may sell from time to time in one or more offerings up to a total public offering price of $30,000,000 for three years after the effective date of the registration statement of which this prospectus is a part and $20,418,077 for the carry over period set forth in Rule 415(a)(5(ii)(A) until the earlier of the effective date of this registration statement or 180 days after the third anniversary of the effective date of the prior registration statement." In the filing fee table included as Exhibit 107.1 to the Registration Statement, you note that the $20,418,077 of Unsold Securities are being registered as Carry Forward Securities pursuant to Rule 415(a)(6). As such, it appears you will be able to offer a total of up to $50,418,077 of securities during the three years after the effective date of the new registration statement (less any amount of the $20,418,077 of Unsold Securities that are actually sold during the 180 day carry over period pursuant to

Rule 415(a)(5)). Please revise the cover page of the prospectus to state the full offering amount of $50,418,077, or otherwise revise the cover page or fee table to clarify the offering amount.

2. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Prospectus Summary

Issues Relating to Operations in the PRC , page 3

3. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors, page 10

4. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Enforceability of Civil Liabilities, page 21

5. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please revise the Enforceability of Civil Liabilities section to discuss the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with this section.

Exhibits

6. We note from page 21 that two firms will provide opinions on legal matters in connection with this offering. Please revise to provide both firms' opinions.

General

7. We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew D. Hudders, Esq.